Exhibit 99.7

17 November 2011	For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239

James Hardie announces a US4.0 cents per security interim dividend

James Hardie announced today an interim ordinary dividend of US4.0 cents per each security, payable on 23 January 2012. The record date for the interim ordinary dividend is 5pm Australian Eastern Summer Time on 16 December 2011.

The interim ordinary dividend represents a pay out of approximately 20% of profits after tax for the first half of fiscal year 2012 (excluding asbestos adjustments), which is consistent with the capital management policy announced on 17 May 2011 to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments) in dividends.

“The Board is pleased that the company’s continued strong cash flow generation and earnings in what has been a challenging operating environment over the past few years have enabled the resumption of dividends to securityholders” said James Hardie Chairman Michael Hammes.

“It is our current intention to pay a further dividend following the announcement of the company’s final results for fiscal year 2012”, added Mr Hammes.

Dividend Logistics

The interim ordinary dividend will be paid free of Irish 15% withholding tax to securityholders resident in a country, including Australia and New Zealand, that has a double tax treaty with Ireland. It will not be franked and there is no dividend reinvestment plan in place for the dividend.

The interim ordinary dividend will be paid in Australian dollars, and the Australian dollar amount will be announced after the record date. Dividends will be paid by direct credit to Australian resident securityholders. Securityholders wishing to provide their direct credit details or change their dividend instructions for the interim ordinary dividend, must provide those details to James Hardie’s share registry, Computershare, by 5pm Australian Eastern Summer Time on the record date of 16 December 2011. Changes to dividend payment instructions can also be made online at www.investorcentre.com.au.

For dividends paid after this interim ordinary dividend, Irish withholding tax provisions will apply. James Hardie will provide further details to securityholders in due course.

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa

House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne,

Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719

In addition to the interim dividend announced today, James Hardie confirms that as part of its on-market buyback of up to 5% of its issued capital it has to date re-purchased A$19.1m (US$19.0m) or 3,421,066 of securities.

Securityholders requiring further information about the interim ordinary dividend should contact the company’s share registry, Computershare, on (within Australia) 1300 855 080 or (outside Australia) +61 3 9415 4000. Custodians wishing further information about the steps they should take prior to the record date should contact Computershare on 08 8236 2345 or on 08 8236 2334.

Neither the payment of the dividends nor the re-purchase of securities affects James Hardie’s ongoing commitment to make contributions to the Asbestos Injuries Compensation Fund (AICF) or reduce the amount of contributions which are paid to the AICF under the Amended and Restated Final Funding Agreement.

End

Disclaimer

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa

House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne,

Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa

House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne,

Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719